Exhibit 99.2

CommonWealth REIT

Fourth Quarter 2011

*Supplemental Operating
and Financial Data*

All amounts in this report are unaudited.



*One Shell Square, New Orleans, LA.
Square Feet: 1,256,991.*

TABLE OF CONTENTS





WARNING CONCERNING
FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE CREDIT QUALITY OF OUR TENANTS,

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

- OUR ACQUISITIONS AND SALES OF PROPERTIES,

- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR ABILITY TO PAY DISTRIBUTIONS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE,

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES AND OUR MANAGER, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS,



FORWARD LOOKING STATEMENTS (continued)

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE U.S. MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY FURTHER REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE BECOMES FURTHER DEPRESSED, OCCUPANCY AND OPERATING RESULTS OF OUR PROPERTIES MAY DECLINE,

- OUR PENDING ACQUISITIONS ARE CONTINGENT UPON OUR COMPLETION OF DILIGENCE AND/OR OTHER CUSTOMARY CONDITIONS. ACCORDINGLY, SOME OR ALL OF THESE PURCHASES MAY BE DELAYED OR MAY NOT OCCUR,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES OR PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- THE DISTRIBUTIONS WE RECEIVE FROM GOVERNMENT PROPERTIES INCOME TRUST, OR GOV, MAY DECLINE OR WE MAY BE UNABLE TO SELL OUR GOV SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES, AND

- THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA STATES THAT WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH GOV, SENIOR HOUSING PROPERTIES TRUST, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS OR CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



Wells Fargo Tower, Birmingham, AL.
Square Feet: 514,893.



COMPANY PROFILE

The Company:

CommonWealth REIT, or CWH, we, us or our, is a real estate investment trust, or REIT, which primarily owns office and industrial buildings located throughout the United States. The majority of our properties are office buildings located in central business districts, or CBDs, and suburban areas of major metropolitan markets. As of December 31, 2011, we also owned 32.3 million square feet of industrial and other space, including 17.9 million square feet of leased industrial and commercial lands in Oahu, Hawaii. We also own 1.8 million square feet of office and industrial properties in Australia. We have been investment grade rated since 1994, and we are included in a number of financial indices, including the Russell 1000®, the MSCI US REIT Index, the S&P REIT Composite Index and the FTSE NAREIT Composite Index.

Strategy:

Our primary business strategy is to efficiently operate our properties to maintain high occupancies, at market rents, with strong credit quality tenants. We attempt to maintain an investment portfolio that is balanced between "security" and "growth". The security part of our portfolio includes properties that are long term leased or leased to tenants we believe are likely to renew their occupancy, such as our single tenant triple net leased buiildings, our leased lands in Hawaii and our equity ownership of subsidiaries which own such properties. The growth part of our portfolio includes our multi-tenant office buildings, which we believe may generate higher rents and appreciate in value in the future because of their physical qualities and locations. Although we sometimes sell properties, we generally consider ourselves to be a long term investor, and we are more interested in the long term earnings potential of our properties than selling properties for short term gains.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbols:

Common Stock -- CWH
Preferred Stock Series C -- CWH-PC
Preferred Stock Series D -- CWH-PD
Preferred Stock Series E -- CWH-PE
7.50% Senior Notes due 2019 -- CWHN

Senior Unsecured Debt Ratings:

Moody's -- Baa2
Standard & Poor's -- BBB-

Portfolio Data (as of 12/31/2011):

Total properties	516
Total sq. ft. (000s)	72,283
Percent leased	84.6%



COMPANY PROFILE

Management:

CWH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2011, RMR managed a large portfolio of publicly owned real estate, including over 1,470 properties located in 46 states, Washington, DC, Puerto Rico, Ontario, Canada and Australia. RMR has approximately 740 employees in its headquarters and regional offices located throughout the U.S. In addition to managing CWH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S. RMR also provides management services to (i) Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH, (ii) TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT, and (iii) Sonesta International Hotels Corporation, a manager of hotels, some of which are owned or leased by HPT. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly offered mutual fund which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of over $20 billion as of December 31, 2011. We believe that being managed by RMR is a competitive advantage for CWH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to CWH at costs that are lower than we would have to pay for similar quality services.

Portfolio Concentration by Property Type (1)(2):

	12/31/2011 Sq. Ft.	Q4 2011 Annualized Rental Income	Q4 2011 NOI
CBD Office	24.7%	45.8%	44.9%
Suburban Office	30.6%	37.3%	33.8%
Industrial & Other	44.7%	16.9%	21.3%
Total	100.0%	100.0%	100.0%

Portfolio Concentration by Major Market (1)(2)(3):

	12/31/2011 Sq. Ft.	Q4 2011 Annualized Rental Income	Q4 2011 NOI
Metro Philadelphia, PA	7.0%	12.3%	11.3%
Oahu, HI	24.8%	7.7%	10.5%
Metro Chicago, IL	5.3%	11.2%	10.3%
Metro Denver, CO	2.8%	4.3%	5.3%
Australia	2.4%	3.4%	4.7%
Metro Washington, DC	2.3%	4.3%	4.1%
Other markets	55.4%	56.8%	53.8%
Total	100.0%	100.0%	100.0%

(1) See Exhibit A for calculation of NOI and a reconciliation of those amounts to net income determined in accordance with United States generally accepted accounting principles, or GAAP.

(2) Annualized rental income is rents pursuant to existing leases as of 12/31/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(3) We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Our major U.S. markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu. Our Australia market includes all properties located in Australia.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Patrick F. Donelan
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

William A. Lamkin
Independent Trustee

Senior Management

Adam D. Portnoy
President

David M. Lepore
Senior Vice President & Chief Operating Officer

John C. Popeo
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261
(e-mail) info@cwhreit.com
(website) www.cwhreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer & Chief Financial Officer, at (617) 332-3990
or jpopeo@cwhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 796-8222 or tbonang@cwhreit.com, or
Carlynn Finn, Senior Manager, Investor Relations, at
(617) 796-8222 or cfinn@cwhreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(212) 449-6339

Morgan Keegan
Steve Swett
(212) 508-7585

Citigroup
Michael Bilerman
(212) 816-1383

RBC Capital Markets
David Rodgers
(440) 715-2647

JMP Securities
Mitch Germain
(212) 906-3546

Stifel Nicolaus
John Guinee
(443) 224-1307

Debt Research Coverage

Bank of America / Merrill Lynch
Thomas Truxillo
(980) 386-5212

RBC Capital Markets
Seth Levine
(212) 618-3523

Citigroup
Thomas Cook
(212) 723-1112

Wells Fargo Securities
Thierry Perrin
(704) 715-8455

Credit Suisse
John Giordano
(212) 538-4935

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard & Poor's
Susan Madison
(212) 438-4516

CWH is followed by the analysts and its publicly held debt and preferred shares are rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding CWH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of CWH or its management. CWH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



FINANCIAL INFORMATION

(Pictured Left)   *111 East Wacker Drive, Chicago, IL.*
                           Square feet: 1,006,574.

(Pictured Right)   *233 North Michigan Avenue, Chicago, IL.*
                           Square feet: 1,070,818.

KEY FINANCIAL DATA
(dollar and share amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Shares Outstanding:					
Common shares outstanding (at end of period)	83,722	83,722	72,149	72,139	72,139
Common shares outstanding (at end of period) -- diluted (1)	91,020	91,020	79,447	79,437	79,437
Preferred shares outstanding (at end of period) (1)	32,180	32,180	32,180	21,180	21,180
Weighted average common shares outstanding -- basic	83,722	81,536	72,144	72,139	72,139
Weighted average common shares outstanding -- diluted (1)	91,020	88,834	79,442	79,437	79,437
Common Share Data:					
Price at end of period	$ 16.64	$ 18.97	$ 25.84	$ 25.97	$ 25.51
High during period	$ 19.83	$ 26.50	$ 27.53	$ 29.10	$ 26.70
Low during period	$ 15.79	$ 17.02	$ 24.17	$ 24.08	$ 23.85
Annualized dividends paid per share (2)	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 2.00
Annualized dividend yield (at end of period) (2)	12.0%	10.5%	7.7%	7.7%	7.8%
Annualized normalized funds from operations (Normalized FFO) multiple (at end of period) (3)	5.5x	5.5x	7.1x	7.6x	7.2x
Annualized cash available for distribution (CAD) multiple (at end of period) (4)	13.9x	9.3x	12.3x	11.2x	17.0x
Annualized property net operating income (NOI) / total market capitalization (5)	9.5%	9.3%	8.9%	8.8%	8.5%
Selected Balance Sheet Data:					
Total assets	$ 7,447,026	$ 7,458,190	$ 6,959,999	$ 6,689,687	$ 6,588,520
Total liabilities	$ 3,878,509	$ 3,865,893	$ 3,571,825	$ 3,549,902	$ 3,456,830
Gross book value of real estate assets (6)	$ 7,777,249	$ 7,795,073	$ 7,430,553	$ 7,161,100	$ 6,872,423
Equity investments (book value)	$ 177,477	$ 178,652	$ 168,871	$ 170,100	$ 171,464
Total debt / gross book value of real estate assets, plus book value of equity investments (6)	45.0%	44.6%	43.4%	45.1%	45.5%
Book Capitalization:					
Total debt	$ 3,577,331	$ 3,556,535	$ 3,297,769	$ 3,307,207	$ 3,206,066
Plus: total stockholders' equity	3,568,517	3,592,297	3,388,174	3,139,785	3,131,690
Total book capitalization	$ 7,145,848	$ 7,148,832	$ 6,685,943	$ 6,446,992	$ 6,337,756
Total debt / total book capitalization	50.1%	49.7%	49.3%	51.3%	50.6%
Market Capitalization:					
Total debt (book value)	$ 3,577,331	$ 3,556,535	$ 3,297,769	$ 3,307,207	$ 3,206,066
Plus: market value of preferred shares (at end of period)	723,472	783,430	763,609	477,316	477,372
Plus: market value of common shares (at end of period)	1,393,130	1,588,201	1,864,322	1,873,442	1,840,258
Total market capitalization	$ 5,693,933	$ 5,928,166	$ 5,925,700	$ 5,657,965	$ 5,523,696
Total debt / total market capitalization	62.8%	60.0%	55.7%	58.5%	58.0%

(1) As of 12/31/2011, we had 15,180 preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO, Normalized FFO, and weighted average common shares outstanding.

(2) The amounts stated are based on the amounts paid during the periods.

(3) See Exhibit C for calculation of Normalized FFO and for a reconciliation of those amounts to net income determined in accordance with GAAP.

(4) See Exhibit D for calculation of CAD and for a reconciliation of those amounts to Normalized FFO and see Exhibit C for a reconciliation of the Normalized FFO amounts to net income determined in accordance with GAAP.

(5) See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

(6) Gross book value of real estate assets is real estate properties, at cost, including acquisition costs and purchase price allocations, less impairment writedowns, if any.

KEY FINANCIAL DATA (continued)

(dollar amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Selected Income Statement Data (7):					
Rental income	$ 241,552	$ 238,790	$ 222,181	$ 214,362	$ 202,998
NOI (5)	$ 135,124	$ 137,878	$ 132,020	$ 123,955	$ 117,805
EBITDA (8)	$ 128,974	$ 134,637	$ 125,714	$ 119,028	$ 120,247
NOI margin (9)	55.9%	57.7%	59.4%	57.8%	58.0%
Net income	$ 14,873	$ 28,535	$ 19,964	$ 46,612	$ 22,304
Preferred distributions	$ (13,823)	$ (13,823)	$ (10,500)	$ (8,839)	$ (9,732)
Excess redemption price paid over carrying value of preferred shares	$ -	$ -	$ -	$ -	$ (5,921)
Net income available for common shareholders	$ 1,050	$ 14,712	$ 9,464	$ 37,773	$ 6,651
Normalized FFO (3)	$ 77,584	$ 83,868	$ 76,535	$ 70,589	$ 73,543
Normalized FFO available for common shareholders (3)	$ 63,761	$ 70,045	$ 66,035	$ 61,750	$ 63,811
CAD (4)	$ 24,987	$ 41,691	$ 37,796	$ 41,912	$ 27,051
Common distributions paid	$ 41,861	$ 36,074	$ 36,070	$ 36,069	$ 36,069
Per Share Data (1):					
Net income available for common shareholders -- basic and diluted	$ 0.01	$ 0.18	$ 0.13	$ 0.52	$ 0.09
Normalized FFO available for common shareholders -- basic (3)	$ 0.76	$ 0.86	$ 0.92	$ 0.86	$ 0.88
Normalized FFO available for common shareholders -- diluted (1) (3)	$ 0.76	$ 0.86	$ 0.91	$ 0.85	$ 0.88
CAD (4)	$ 0.30	$ 0.51	$ 0.52	$ 0.58	$ 0.37
Common distributions paid (2)	$ 0.50	$ 0.50	$ 0.50	$ 0.50	$ 0.50
Normalized FFO payout ratio	65.7%	51.5%	54.6%	58.4%	56.5%
CAD payout ratio	167.5%	86.5%	95.4%	86.1%	133.3%
Coverage Ratios:					
EBITDA (8) / interest expense	2.6x	2.7x	2.6x	2.5x	2.6x
EBITDA (8) / interest expense and preferred distributions	2.0x	2.1x	2.1x	2.1x	2.2x
Total debt / annualized EBITDA (8)	6.9x	6.6x	6.6x	6.9x	6.7x

(1) As of 12/31/2011, we had 15,180 preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO, Normalized FFO, and weighted average common shares outstanding.

(2) The amounts stated are based on the amounts paid during the periods.

(3) See Exhibit C for calculation of Normalized FFO and for a reconciliation of those amounts to net income determined in accordance with GAAP.

(4) See Exhibit D for calculation of CAD and for a reconciliation of those amounts to Normalized FFO and see Exhibit C for a reconciliation of the Normalized FFO amounts to net income determined in accordance with GAAP.

(5) See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

(6) Gross book value of real estate assets is real estate properties, at cost, including acquisition costs and purchase price allocations, less impairment writedowns, if any.

(7) Prior periods reflect amounts previously reported and excludes retroactive adjustments for 55 properties reclassified from continuing operations during the fourth quarter of 2010, 13 properties reclassified from continuing operations during the third quarter of 2011 and 27 properties reclassified to continuing operations during the fourth quarter of 2011.
     As of 12/31/2011, there were no properties classified as held for sale.

(8) See Exhibit B for calculation of EBITDA and for a reconciliation of those amounts to net income determined in accordance with GAAP.

(9) NOI margin is defined as NOI as a percentage of rental income.



CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	As of December 31, 2011	As of December 31, 2010
ASSETS		
Real estate properties:		
Land	$ 1,458,525	$ 1,339,133
Buildings and improvements	5,785,707	5,018,125
	7,244,232	6,357,258
Accumulated depreciation	(934,170)	(850,261)
	6,310,062	5,506,997
Properties held for sale	-	114,426
Acquired real estate leases, net	343,917	233,913
Equity investments	177,477	171,464
Cash and cash equivalents	192,763	194,040
Restricted cash	7,869	5,082
Rents receivable, net of allowance for doubtful accounts		
of $12,575 and $12,550, respectively	217,592	191,237
Other assets, net	197,346	171,380
Total assets	$ 7,447,026	$ 6,588,539
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 100,000	$ -
Senior unsecured debt, net	2,845,030	2,854,540
Mortgage notes payable, net	632,301	351,526
Liabilities related to properties held for sale	-	1,492
Accounts payable and accrued expenses	158,272	123,842
Assumed real estate lease obligations, net	70,179	65,940
Rent collected in advance	37,653	27,988
Security deposits	23,779	22,523
Due to related persons	11,295	8,998
Total liabilities	3,878,509	3,456,849
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest, $0.01 par value:		
50,000,000 shares authorized;		
Series C preferred shares; 7 1/8% cumulative redeemable since		
February 15, 2011; 6,000,000 shares issued and outstanding,		
aggregate liquidation preference $150,000	145,015	145,015
Series D preferred shares; 6 1/2% cumulative convertible;		
15,180,000 shares issued and outstanding, aggregate liquidation		
preference $379,500	368,270	368,270
Series E preferred shares; 7 1/4% cumulative redeemable on or after		
May 15, 2016; 11,000,000 and zero shares issued and outstanding,		
respectively, aggregate liquidation preference $275,000	265,391	-
Common shares of beneficial interest, $0.01 par value:		
350,000,000 shares authorized; 83,721,736 and 72,138,686 shares issued and		
outstanding, respectively	837	721
Additional paid in capital	3,614,079	3,348,849
Cumulative net income	2,482,321	2,372,337
Cumulative other comprehensive (loss) income	(4,709)	4,706
Cumulative common distributions	(2,826,030)	(2,675,956)
Cumulative preferred distributions	(476,657)	(432,252)
Total shareholders' equity	3,568,517	3,131,690
Total liabilities and shareholders' equity	$ 7,447,026	$ 6,588,539



CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Rental income (1)	$ 241,552	$ 200,645	$ 911,948	$ 782,463
Expenses:				
Operating expenses	106,428	85,235	392,131	333,049
Depreciation and amortization	59,616	72,608	218,688	207,205
General and administrative	12,483	10,940	46,758	39,737
Loss on asset impairment	1,108	106,249	10,355	127,740
Acquisition related costs	351	18,588	10,073	21,553
Total expenses	179,986	293,620	678,005	729,284
Operating income (loss)	61,566	(92,975)	233,943	53,179
Interest and other income	323	924	1,718	2,999
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees of $1,476, $1,890, $6,943 and $7,150, respectively)	(49,987)	(45,926)	(195,024)	(179,642)
Loss on early extinguishment of debt	(345)	-	(35)	(796)
Equity in earnings of investees	2,987	1,821	11,377	8,464
Gain on issuance of shares by an equity investee	-	-	11,177	34,808
Gain on asset acquisition	-	20,392	-	20,392
Income (loss) from continuing operations before income tax expense	14,544	(115,764)	63,156	(60,596)
Income tax expense	(604)	(221)	(1,347)	(550)
Income (loss) from continuing operations	13,940	(115,985)	61,809	(61,146)
Discontinued operations:				
(Loss) income from discontinued operations (1)	(246)	6,613	5,423	26,223
Loss on asset impairment from discontinued operations	-	(1,524)	-	(1,524)
Loss on early extinghishment of debt from discontinued operations	-	-	-	(248)
Net gain on sale of properties from discontinued operations	1,179	133,200	42,752	137,768
Income before gain on sale of properties	14,873	22,304	109,984	101,073
Gain on sale of properties	-	-	-	34,336
Net income	14,873	22,304	109,984	135,409
Preferred distributions	(13,823)	(9,732)	(46,985)	(47,733)
Excess redemption price paid over carrying value of preferred shares	-	(5,921)	-	(5,921)
Net income available for common shareholders	$ 1,050	$ 6,651	$ 62,999	$ 81,755
Weighted average common shares outstanding -- basic	83,722	72,139	77,428	64,703
Weighted average common shares outstanding -- diluted (2)	91,020	79,437	84,726	72,001
Earnings per common share:				
(Loss) income from continuing operations available for common shareholders -- basic and diluted (2)	$ 0.00	$ (1.82)	$ 0.19	$ (1.24)
Income from discontinued operations -- basic and diluted (2)	$ 0.01	$ 1.92	$ 0.62	$ 2.51
Net income available for common shareholders -- basic and diluted (2)	$ 0.01	$ 0.09	$ 0.81	$ 1.26
Additional Data:				
General and administrative expenses / rental income	5.17%	5.45%	5.13%	5.08%
General and administrative expenses / total assets (at end of period)	0.17%	0.17%	0.63%	0.60%
Continuing Operations:				
Non cash straight line rent adjustments (1)	$ 7,651	$ 4,019	$ 30,810	$ 11,238
Lease value amortization (1)	$ (2,856)	$ (2,116)	$ (8,239)	$ (6,895)
Lease termination fees included in rental income	$ (610)	$ 270	$ 3,112	$ 2,109
Capitalized interest expense	$ -	$ -	$ -	$ -
Discontinued Operations:				
Non cash straight line rent adjustments (1)	$ -	$ 118	$ 664	$ 962
Lease value amortization (1)	$ -	$ (121)	$ (241)	$ (553)
Lease termination fees included in rental income	$ -	$ -	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases; rental income and income from discontinued operations includes non-cash straight line rent adjustments. Rental income and income from discontinued operations also includes non-cash amortization of intangible lease assets and liabilities.

(2) As of 12/31/2011, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income and weighted average common shares outstanding.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)



	For the Year Ended	
	12/31/2011	12/31/2010
Cash flows from operating activities:		
Net income	$ 109,984	$ 135,409
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	166,444	180,619
Net amortization of debt discounts, premiums and deferred financing fees	6,943	7,534
Straight line rental income	(31,474)	(12,200)
Amortization of acquired real estate leases	48,441	34,032
Other amortization	16,744	16,324
Loss on asset impairment	10,355	129,264
Loss on early extinguishment of debt	35	1,044
Equity in earnings of investees	(11,377)	(8,464)
Gain on issuance of shares by an equity investee	(11,177)	(34,808)
Distributions of earnings from investees	11,238	8,465
Net gain on sale of properties	(42,752)	(172,104)
Gain on asset acquisition	-	(20,392)
Change in assets and liabilities:		
(Increase) decrease in restricted cash	(2,787)	6,580
Increase in rents receivable and other assets	(31,362)	(22,580)
Increase in accounts payable and accrued expenses	12,589	3,129
Increase (decrease) in rent collected in advance	8,479	(1,200)
Increase in security deposits	1,933	719
Increase in due to related persons	1,076	683
Cash provided by operating activities	263,332	252,054
Cash flows from investing activities:		
Real estate acquisitions	(768,060)	(895,549)
Real estate improvements	(100,339)	(77,389)
Investment in direct financing lease, net	(38,635)	-
Principal payments received from direct financing lease	5,256	-
Principal payments received from real estate mortgage receivable	8,183	105
Proceeds from investment in marketable pass through certificates	-	8,000
Proceeds from sale of properties, net	264,284	603,800
Distributions in excess of earnings from investees	5,379	7,654
Investment in Affiliates Insurance Company	-	(76)
Cash used in investing activities	(623,932)	(353,455)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	264,056	430,778
Proceeds from issuance of preferred shares, net	265,391	-
Redemption of preferred shares	-	(175,000)
Proceeds from borrowings	1,007,000	1,828,632
Payments on borrowings	(975,030)	(1,618,101)
Deferred financing fees	(7,131)	(13,055)
Distributions to common shareholders	(150,074)	(126,237)
Distributions to preferred shareholders	(44,405)	(49,656)
Purchase of noncontrolling equity interest	-	(2,500)
Cash provided by financing activities	359,807	274,861
Effect of exchange rate changes on cash	(484)	2,376
(Decrease) increase in cash and cash equivalents	(1,277)	175,836
Cash and cash equivalents at beginning of year	194,040	18,204
Cash and cash equivalents at end of year	$ 192,763	$ 194,040
Supplemental cash flow information:		
Interest paid	$ 186,774	$ 173,221
Taxes paid	966	690
Non-cash investing activities:		
Real estate acquisitions	$ (321,235)	$ -
Investment in real estate mortgage receivable	-	(8,288)
Working capital acquired	-	1,153
Non-cash financing activities:		
Issuance of common shares	$ 1,039	$ 896
Assumption of mortgage notes payable	321,235	-
Common distributions declared	-	(26,863)

SUMMARY OF EQUITY INVESTMENTS

(dollars in thousands)



	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Common shares owned by CWH:					
Government Properties Income Trust (1)	9,950,000	9,950,000	9,950,000	9,950,000	9,950,000
Affiliates Insurance Company (2)	20,000	20,000	20,000	20,000	20,000
Percent owned by CWH:					
Government Properties Income Trust (1)	21.1%	21.1%	24.6%	24.6%	24.6%
Affiliates Insurance Company (2)	14.3%	14.3%	14.3%	14.3%	14.3%
Percent of CWH's total assets (book value):					
Government Properties Income Trust (1)	2.3%	2.3%	2.4%	2.5%	2.5%
Affiliates Insurance Company (2)	0.1%	0.1%	0.1%	0.1%	0.1%
Total	2.4%	2.4%	2.5%	2.6%	2.6%
Carrying book value on CWH's balance sheet:					
Government Properties Income Trust (1)	$ 172,186	$ 173,407	$ 163,669	$ 164,983	$ 166,388
Affiliates Insurance Company (2)	5,291	5,245	5,202	5,117	5,076
Total	$ 177,477	$ 178,652	$ 168,871	$ 170,100	$ 171,464
Market value of shares owned by CWH:					
Government Properties Income Trust (1)	$ 224,373	$ 214,025	$ 268,849	$ 267,257	$ 266,561
Affiliates Insurance Company (2)	N/A	N/A	N/A	N/A	N/A
Total	$ 224,373	$ 214,025	$ 268,849	$ 267,257	$ 266,561

	For the Three Months Ended		For the Year Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Equity in earnings (loss) of investees:				
Government Properties Income Trust (1)	$ 2,959	$ 1,805	$ 11,238	$ 8,465
Affiliates Insurance Company (2)	28	16	139	(1)
	$ 2,987	$ 1,821	$ 11,377	$ 8,464
EBITDA from investees:				
Government Properties Income Trust (1)	$ 6,247	$ 5,303	$ 23,418	$ 19,520
Affiliates Insurance Company (2)	28	16	139	(1)
	$ 6,275	$ 5,319	$ 23,557	$ 19,519
FFO from investees:				
Government Properties Income Trust (1)	$ 5,391	$ 3,501	$ 19,756	$ 14,820
Affiliates Insurance Company (2)	28	16	139	(1)
	$ 5,419	$ 3,517	$ 19,895	$ 14,819
Normalized FFO from investees:				
Government Properties Income Trust (1)	$ 5,531	$ 4,747	$ 20,595	$ 17,411
Affiliates Insurance Company (2)	28	16	139	(1)
	$ 5,559	$ 4,763	$ 20,734	$ 17,410
Cash distributions from investees:				
Government Properties Income Trust (1)	$ 4,179	$ 4,080	$ 16,617	$ 16,119
Affiliates Insurance Company (2)	-	-	-	-
	$ 4,179	$ 4,080	$ 16,617	$ 16,119

(1) In July 2011, Government Properties Income Trust, or GOV, issued 6,500,000 common shares in a public offering for $25.40 per common share, raising net proceeds of approximately $157,900. As a result of this transaction, CWH's ownership percentage in GOV was reduced from 24.6% prior to this transaction to 21.1% after this transaction, and because GOV issued shares at a price per share above CWH's carrying value per share, CWH recognized a gain of $11,177.

(2) Affiliates Insurance Company is a private company.



DEBT SUMMARY

(dollars in thousands)

		Coupon Rate	Interest Rate (1)	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Secured Fixed Rate Debt:							
Secured debt	Two properties in Stafford, VA (2)	7.310%	1.280%	$ 5,428	2/1/2012	$ 5,404	0.1
Secured debt	Two properties in Rochester, NY	6.000%	6.000%	4,633	10/11/2012	4,507	0.8
Secured debt	One property in Macon, GA	4.950%	6.280%	12,655	5/11/2014	11,930	2.4
Secured debt	One property in St. Cloud, MN	5.990%	5.990%	8,540	2/1/2015	7,580	3.1
Secured debt	Two properties in Stafford, VA	5.780%	2.280%	9,256	5/1/2015	8,268	3.3
Secured debt	One property in Lenexa, KS	5.760%	7.000%	7,833	5/1/2016	6,116	4.3
Secured debt	One property in Jacksonville, FL	6.030%	8.000%	41,335	5/11/2016	38,994	4.4
Secured debt	One property in Birmingham, AL	7.360%	5.610%	11,766	8/1/2016	9,333	4.6
Secured debt	Four properties in Folsom, CA	5.670%	3.330%	41,275	5/1/2017	41,275	5.3
Secured debt	Two properties in Chicago, IL	5.680%	4.760%	265,000	6/1/2017	265,000	5.4
Secured debt	One property in Philadelphia, PA (3)	2.905%	5.660%	175,000	12/2/2019	160,710	7.9
Secured debt	One property in North Haven, CT	6.750%	5.240%	4,042	3/1/2022	-	10.2
Secured debt	One property in Morgan Hill, CA	6.140%	8.000%	13,530	1/5/2023	-	11.0
Secured debt	One property in East Windsor, CT	5.710%	5.240%	8,012	3/1/2026	-	14.2
Secured debt	Two properties in Morgan Hill, CA (4)	6.060%	8.000%	12,924	11/10/2027	-	15.9
Total / weighted average secured fixed rate debt		4.987%	5.315%	$ 621,229		$ 559,117	6.3
Unsecured Debt:							
Unsecured Floating Rate Debt:							
Revolving credit facility (LIBOR + 125 bps) (5)		1.550%	1.550%	$ 100,000	10/19/2015	$ 100,000	3.8
Term loan (LIBOR + 200 bps) (6)		2.300%	2.300%	57,000	12/16/2012	57,000	1.0
Term loan (LIBOR + 150 bps) (6)		1.800%	1.800%	500,000	12/15/2016	500,000	5.0
Total / weighted average unsecured floating rate debt		1.805%	1.805%	$ 657,000		$ 657,000	4.4
Unsecured Fixed Rate Debt:							
Senior notes due 2012 (7)		6.950%	7.179%	$ 150,680	4/1/2012	$ 150,680	0.3
Senior notes due 2013		6.500%	6.693%	190,980	1/15/2013	190,980	1.0
Senior notes due 2014		5.750%	5.828%	244,655	2/15/2014	244,655	2.1
Senior notes due 2015		6.400%	6.601%	186,000	2/15/2015	186,000	3.1
Senior notes due 2015		5.750%	5.790%	250,000	11/1/2015	250,000	3.8
Senior notes due 2016		6.250%	6.470%	400,000	8/15/2016	400,000	4.6
Senior notes due 2017		6.250%	6.279%	250,000	6/15/2017	250,000	5.5
Senior notes due 2018		6.650%	6.768%	250,000	1/15/2018	250,000	6.0
Senior notes due 2019		7.500%	7.863%	125,000	11/15/2019	125,000	7.9
Senior notes due 2020		5.875%	6.166%	250,000	9/15/2020	250,000	8.7
Total / weighted average unsecured fixed rate debt		6.292%	6.458%	$ 2,297,315		$ 2,297,315	4.4
Total / weighted average unsecured debt		5.294%	5.423%	$ 2,954,315		$ 2,954,315	4.4
Summary Debt:							
Total / weighted average secured fixed rate debt		4.987%	5.315%	$ 621,229		$ 559,117	6.3
Total / weighted average unsecured floating rate debt		1.805%	1.805%	657,000		657,000	4.4
Total / weighted average unsecured fixed rate debt		6.292%	6.458%	2,297,315		2,297,315	4.4
Total / weighted average debt		5.241%	5.404%	$ 3,575,544 (8)		$ 3,513,432	4.8

(1) Includes the effect of interest rate protection and mark to market accounting for certain mortgages, and discounts on unsecured notes. Excludes effects of offering and transaction costs.
(2) These notes were repaid at maturity in February 2012.
(3) Interest is payable at a spread over LIBOR but has been fixed through December 1, 2016 under a cash flow hedge which sets the rate at approximately 5.66%. No principal repayment is required until 2013, after which the loan will be amortized on a 30 year direct reduction basis until maturity. Coupon represents floating interest rate at 12/31/2011.
(4) This loan is callable by the lender in October 2012.
(5) Represents amounts outstanding on CWH's $750,000 revolving credit facility at 12/31/2011. Interest rate at 12/31/2011.
(6) Represents amounts outstanding on CWH's term loan at 12/31/2011. Interest rate at 12/31/2011. In October 2011, CWH amended its term loan to increase borrowings to $557,000 and, for $500,000 of the term loan, extend the maturity date to 12/15/2016. CWH has agreed to repay on 12/16/2012 lenders representing $57,000 who did not commit to the amended terms.
(7) These notes were prepaid at par in January 2012.
(8) Total debt as of 12/31/2011, net of unamortized premiums and discounts, was $3,577,331.



DEBT MATURITY SCHEDULE

(dollars in thousands)

	Scheduled Principal Payments During Period				
Year	Unsecured Floating Rate Debt (1)	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt	Total (5)	Weighted Average Interest Rate
2012	$ 57,000	$ 150,680 (2)	$ 14,266 (3)	$ 221,946	5.7%
2013	-	190,980	6,096	197,076	6.5%
2014	-	244,655	18,187	262,842	5.7%
2015	100,000	436,000	21,920	557,920	5.3%
2016	500,000	400,000	59,768	959,768	4.1%
2017	-	250,000	311,214	561,214	5.9%
2018	-	250,000	5,283	255,283	6.6%
2019	-	125,000	166,359	291,359	6.5%
2020	-	250,000	3,320	253,320	5.9%
2021	-	-	3,530	3,530	6.1%
Thereafter	-	-	11,286	11,286	6.0%
Total	$ 657,000	$ 2,297,315	$ 621,229 (4)	$ 3,575,544	5.4%
Percent	18.4%	64.2%	17.4%	100.0%	

(1) Represents amounts outstanding as of 12/31/2011.
(2) These notes were prepaid at par in January 2012.
(3) $5,404 of this debt was repaid at maturity in February 2012.
(4) Includes $12,924 of mortgage debt that is callable by the lender in October 2012.
(5) Total debt as of 12/31/2011, net of unamortized premiums and discounts, was $3,577,331.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Leverage Ratios:					
Total debt / total assets	48.0%	47.7%	47.4%	49.4%	48.7%
Total debt / gross book value of real estate assets (1)	46.0%	45.6%	44.4%	46.2%	46.7%
Total debt / gross book value of real estate assets, plus book value of equity investments (1)	45.0%	44.6%	43.4%	45.1%	45.5%
Total debt / total book capitalization	50.1%	49.7%	49.3%	51.3%	50.6%
Total debt / total market capitalization	62.8%	60.0%	55.7%	58.5%	58.0%
Secured debt / total assets	8.5%	8.5%	5.5%	5.2%	5.3%
Variable rate debt / total debt	18.4%	17.9%	19.1%	20.3%	17.7%
Variable rate debt / total assets	8.8%	8.5%	9.1%	10.0%	8.6%
Coverage Ratios:					
EBITDA (2) / interest expense	2.6x	2.7x	2.6x	2.5x	2.6x
EBITDA (2) / interest expense + preferred distributions	2.0x	2.1x	2.1x	2.1x	2.2x
Total debt / annualized EBITDA (2)	6.9x	6.6x	6.6x	6.9x	6.7x
Public Debt Covenants (3):					
Debt / adjusted total assets (maximum 60%)	43.2%	42.2%	41.6%	43.4%	42.7%
Secured debt / adjusted total assets (maximum 40%)	7.6%	7.5%	4.8%	4.6%	4.7%
Consolidated income available for debt service / debt service (minimum 1.5x)	2.6x	2.5x	2.6x	2.5x	2.5x
Total unencumbered assets / unsecured debt (minimum 150% / 200%)	247.1%	253.9%	248.8%	235.8%	240.2%

(1) Gross book value of real estate assets is real estate properties, at cost, including acquisition costs and purchase price allocations, less impairment writedowns, if any.

(2) See Exhibit B for calculation of EBITDA and for a reconciliation of those amounts to net income determined in accordance with GAAP.

(3) Adjusted total assets and unencumbered assets includes original cost of real estate assets and excludes depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.



ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/2011

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Acquisitions:

Date Acquired	Location	Suburban Office/ CBD Office/ Industrial & Other	Number of Properties	Sq. Ft.	Purchase Price (1)	Purchase Price (1) / Sq. Ft.	Cap Rate (2)	Weighted Average Remaining Lease Term (3)	Percent Leased (4)	Major Tenant
Jan-11	Boca Raton, FL	Suburban Office	3	640	$ 171,000	$ 267	9.7%	12.8	100.0%	Office Depot, Inc.
Jan-11	Columbia, SC	Suburban Office	1	115	12,025	105	9.4%	4.8	98.9%	Palmetto Health
Jan-11	Chelmsford, MA	Suburban Office	1	98	10,000	102	9.3%	5.2	100.0%	Comcast Corporation
Feb-11	Montvale, NJ	Suburban Office	1	119	20,600	173	11.1%	6.4	100.0%	Thomson Medical
Mar-11	Phoenix, AZ	CBD Office	4	1,063	136,500	128	8.3%	9.8	91.8%	Pinnacle West Capital Corporation
May-11	Chicago, IL	CBD Office	1	1,070	162,202	152	9.2%	6.6	85.4%	GSA Department of Health & Human Services
Jun-11	Stafford, VA	Suburban Office	4	149	25,725	173	11.0%	1.7	100.0%	Battelle Memorial Institute
Jun-11	Folsom, CA	Suburban Office	4	269	46,300	172	9.1%	3.6	93.1%	Verizon Wireless
Jul-11	Birmingham, AL	CBD Office	1	515	68,500	133	9.7%	8.7	76.0%	Burr & Foreman LLP
Aug-11	Chicago, IL	CBD Office	2	1,511	390,000	258	8.1%	8.1	98.1%	Level 3 Communications
Aug-11	New Orleans, LA	CBD Office	1	1,257	102,000	81	10.7%	4.9	88.2%	Royal Dutch Shell plc
Jan-12	Chicago, IL	CBD Office	1	1,007	150,600	150	8.7%	5.5	94.1%	CNO Financial Group Inc.
	Total / Weighted Average		24	7,813	$ 1,295,452	$ 166	9.0%	7.8	92.0%	

Dispositions:

Date Sold	Location	Suburban Office/ CBD Office/ Industrial & Other	Number of Properties	Sq. Ft.	Sale Price (1)	Original Purchase Price (1)	Sale Price (1) / Sq. Ft.	Original Purchase Price (1) / Sq. Ft	Sale Price Multiple of Original Purchase Price	Book Gain (Loss) on Sale
Jan-11	Boston, MA	CBD Office	1	99	$ 28,446	$ 14,492	$ 287	$ 146	2.0x	$ 11,817
Jan-11	Austin, TX	Suburban Office	1	66	7,053	4,588	107	70	1.5x	879
Jan-11	King of Prussia, PA	Suburban Office	1	31	3,949	3,500	127	113	1.1x	573
Jan-11	Greensburg, PA	Industrial & Other	1	235	13,306	7,675	57	33	1.7x	5,279
Jan-11	Manchester, NH	Suburban Office	1	211	25,343	22,000	120	104	1.2x	7,510
Jan-11	Atlanta, GA	Suburban Office	1	95	17,773	11,259	187	119	1.6x	8,942
Feb-11	Adairsville, GA	Industrial & Other	1	101	2,275	4,144	23	41	0.5x	(94)
Sep-11	Phoenix, AZ	Suburban Office	1	97	9,085	10,359	94	107	0.9x	(285)
Sep-11	Fremont, CA	Suburban Office	1	122	18,821	18,924	154	155	1.0x	(225)
Sep-11	Fremont, CA	Suburban Office	1	94	18,253	14,531	194	155	1.3x	4,834
Sep-11	Fremont, CA	Suburban Office	1	76	14,913	11,768	196	155	1.3x	4,072
Sep-11	Waukegan, IL	Suburban Office	1	100	15,064	17,643	151	176	0.9x	171
Sep-11	Waukegan, IL	Suburban Office	1	98	14,980	17,407	153	178	0.9x	73
Sep-11	Roseville, MN	Suburban Office	1	24	1,653	1,817	69	76	0.9x	(844)
Sep-11	Mineola, NY	Suburban Office	1	256	37,224	33,977	145	133	1.1x	3,280
Sep-11	DeWitt, NY	Suburban Office	1	64	6,246	6,651	98	104	0.9x	220
Sep-11	Solon, OH	Industrial & Other	1	107	3,390	3,444	32	32	1.0x	(80)
Sep-11	Plymouth Meeting, PA	Suburban Office	1	92	11,456	8,730	125	95	1.3x	1,732
Sep-11	Fort Washington, PA	Suburban Office	1	65	7,381	8,755	114	135	0.8x	(1,828)
Sep-11	Columbia, SC	Suburban Office	1	115	8,534	12,025	74	105	0.7x	(3,274)
	Total		20	2,148	$ 265,145	$ 233,689	$ 123	$ 109	1.1x	$ 42,752

(1) Represents the gross contract purchase or sale price and excludes closing costs and purchase price allocations.
(2) Represents the ratio of the estimated current GAAP based annual rental income less property operating expenses to the Purchase Price on the date of acquisition.
(3) Average remaining lease term based on rental income as of the date acquired.
(4) Percent leased as of the date acquired.

PORTFOLIO INFORMATION



1250 H Street, Washington DC.
Square Feet: 187,684.

PORTFOLIO SUMMARY BY PROPERTY TYPE AND MAJOR MARKET

(sq. ft. and dollars in thousands)



Number of Properties As of December 31, 2011

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	5	10	-	15	2.9%
Oahu, HI (1)	-	-	57	57	11.0%
Metro Chicago, IL	3	6	1	10	1.9%
Metro Denver, CO	1	6	1	8	1.6%
Australia	1	-	10	11	2.1%
Metro Washington, DC	3	16	-	19	3.7%
Other markets	32	234	130	396	76.8%
Total	45	272	199	516	100.0%
% of Total	8.7%	52.7%	38.6%	100.0%	

Total Square Feet As of December 31, 2011

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	4,591	462	-	5,053	7.0%
Oahu, HI	-	-	17,896	17,896	24.8%
Metro Chicago, IL	2,581	1,164	104	3,849	5.3%
Metro Denver, CO	672	789	553	2,014	2.8%
Australia	314	-	1,442	1,756	2.4%
Metro Washington, DC	428	1,216	-	1,644	2.3%
Other markets	9,233	18,513	12,325	40,071	55.4%
Total	17,819	22,144	32,320	72,283	100.0%
% of Total	24.7%	30.6%	44.7%	100.0%	

Annualized Rental Income for the Three Months Ended December 31, 2011 (2)

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	$ 116,102	$ 5,024	$ -	$ 121,126	12.3%
Oahu, HI	-	-	75,626	75,626	7.7%
Metro Chicago, IL	79,625	29,499	408	109,532	11.2%
Metro Denver, CO	18,155	15,475	8,990	42,620	4.3%
Australia	20,040	-	13,496	33,536	3.4%
Metro Washington, DC	13,357	28,594	-	41,951	4.3%
Other markets	202,199	288,187	67,347	557,733	56.8%
Total	$ 449,478	$ 366,779	$ 165,867	$ 982,124	100.0%
% of Total	45.8%	37.3%	16.9%	100.0%	

NOI for the Three Months Ended December 31, 2011 (3)

Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	$ 14,997	$ 207	$ -	$ 15,204	11.3%
Oahu, HI	-	-	14,156	14,156	10.5%
Metro Chicago, IL	10,945	2,923	114	13,982	10.3%
Metro Denver, CO	3,047	2,862	1,232	7,141	5.3%
Australia	4,302	-	2,060	6,362	4.7%
Metro Washington, DC	1,987	3,598	-	5,585	4.1%
Other markets	25,342	36,049	11,303	72,694	53.8%
Total	$ 60,620	$ 45,639	$ 28,865	$ 135,124	100.0%
% of Total	44.9%	33.8%	21.3%	100.0%	

(1) 57 properties in Oahu, HI include nine individual buildings and 219 contiguous leasable land parcels and easements.

(2) Annualized rental income is rents pursuant to existing leases as of 12/31/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(3) See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Our major U.S. markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu. Our Australia market includes all properties located in Australia.

SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)



	As of and For the Three Months Ended (1)		As of and For the Year Ended (2)	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Number of Properties:				
CBD Office	37	37	35	35
Suburban Office	246	246	238	238
Industrial & Other	187	187	180	180
Total	470	470	453	453
Square Feet:				
CBD Office	12,258	12,258	11,499	11,499
Suburban Office	19,028	19,028	17,961	17,961
Industrial & Other	30,707	30,707	30,708	30,708
Total	61,993	61,993	60,168	60,168
Percent Leased (3):				
CBD Office	86.6%	86.5%	86.3%	86.2%
Suburban Office	75.4%	78.6%	74.3%	77.7%
Industrial & Other	86.6%	88.9%	86.6%	88.9%
Total	83.2%	85.3%	82.9%	85.0%
Rental Income (4):				
CBD Office	$ 75,939	$ 76,496	$ 287,722	$ 285,637
Suburban Office	71,245	75,820	270,358	287,550
Industrial & Other	37,417	40,609	144,579	154,865
Total	$ 184,601	$ 192,925	$ 702,659	$ 728,052
Property Net Operating Income (NOI) (5):				
CBD Office	$ 39,222	$ 39,853	$ 149,465	$ 148,127
Suburban Office	33,563	41,287	132,763	156,185
Industrial & Other	26,307	30,100	99,101	112,220
Total	$ 99,092	$ 111,240	$ 381,329	$ 416,532
NOI % Growth:				
CBD Office	-1.6%		0.9%	
Suburban Office	-18.7%		-15.0%	
Industrial & Other	-12.6%		-11.7%	
Total	-10.9%		-8.5%	

(1) Based on properties owned continuously since 10/1/2010. Includes 27 properties with 2,881 square feet which were reclassified to continuing operations from discontinued operations during the fourth quarter of 2011.

(2) Based on properties owned continuously since 1/1/2010. Includes 27 properties with 2,881 square feet which were reclassified to continuing operations from discontinued operations during the fourth quarter of 2011.

(3) Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

(4) Includes some triple net lease rental income.

(5) See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.



SAME PROPERTY RESULTS OF OPERATIONS BY MAJOR MARKET

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (1)		As of and For the Year Ended (2)	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Number of Properties:				
Metro Philadelphia, PA	15	15	15	15
Oahu, HI (3)	57	57	57	57
Metro Chicago, IL	5	5	5	5
Metro Denver, CO	8	8	7	7
Australia	-	-	-	-
Metro Washington, DC	15	15	13	13
Other markets	370	370	356	356
Total	470	470	453	453
Square Feet:				
Metro Philadelphia, PA	5,053	5,053	5,053	5,053
Oahu, HI	17,896	17,896	17,896	17,896
Metro Chicago, IL	636	636	636	636
Metro Denver, CO	2,014	2,014	1,765	1,765
Australia	-	-	-	-
Metro Washington, DC	1,495	1,495	1,377	1,377
Other markets	34,899	34,899	33,441	33,441
Total	61,993	61,993	60,168	60,168
Percent Leased (4):				
Metro Philadelphia, PA	82.6%	82.3%	82.6%	82.3%
Oahu, HI	94.2%	95.4%	94.2%	95.4%
Metro Chicago, IL	84.7%	99.2%	84.7%	99.2%
Metro Denver, CO	87.4%	90.8%	85.6%	89.5%
Australia	-%	-%	-%	-%
Metro Washington, DC	88.8%	84.3%	88.6%	83.7%
Other markets	77.1%	80.0%	76.5%	79.4%
Total	83.2%	85.3%	82.9%	85.0%
Rental Income (5):				
Metro Philadelphia, PA	$ 29,600	$ 29,951	$ 119,830	$ 119,638
Oahu, HI	18,462	19,634	73,413	74,150
Metro Chicago, IL	2,558	3,640	13,845	13,658
Metro Denver, CO	10,765	11,309	36,608	36,705
Australia	-	-	-	-
Metro Washington, DC	8,211	8,970	35,630	34,275
Other markets	115,005	119,421	423,333	449,626
Total	$ 184,601	$ 192,925	$ 702,659	$ 728,052
Property Net Operating Income (NOI) (6):				
Metro Philadelphia, PA	$ 15,204	$ 14,957	$ 59,507	$ 59,987
Oahu, HI	14,156	15,074	55,039	55,702
Metro Chicago, IL	1,054	2,546	8,500	9,607
Metro Denver, CO	7,141	7,649	22,279	22,753
Australia	-	-	-	-
Metro Washington, DC	5,154	5,756	23,505	21,830
Other markets	56,383	65,258	212,499	246,653
Total	$ 99,092	$ 111,240	$ 381,329	$ 416,532
NOI % Growth:				
Metro Philadelphia, PA	1.7%		-0.8%	
Oahu, HI	-6.1%		-1.2%	
Metro Chicago, IL	-58.6%		-11.5%	
Metro Denver, CO	-6.6%		-2.1%	
Australia	-%		-%	
Metro Washington, DC	-10.5%		7.7%	
Other markets	-13.6%		-13.8%	
Total	-10.9%		-8.5%	

(1) Based on properties owned continuously since 10/1/2010. Includes 27 properties with 2,881 square feet which were reclassified to continuing operations from discontinued operations during the fourth quarter of 2011.

(2) Based on properties owned continuously since 1/1/2010. Includes 27 properties with 2,881 square feet which were reclassified to continuing operations from discontinued operations during the fourth quarter of 2011.

(3) 57 properties in Oahu, HI include nine individual buildings and 219 contiguous leasable land parcels and easements.

(4) Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

(5) Includes some triple net lease rental income.

(6) See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Our major U.S. markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu. Our Australia market includes all properties located in Australia.



TENANT IMPROVEMENTS, LEASING COSTS AND CAPITAL IMPROVEMENTS

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Tenant improvements (TI)	$ 21,644	$ 12,547	$ 15,562	$ 9,163	$ 14,807
Leasing costs (LC)	13,839	8,035	5,024	4,841	11,069
Total TI and LC	35,483	20,582	20,586	14,004	25,876
Building improvements (1)	539	4,947	3,701	1,941	10,447
Development, redevelopment and other activities (2)	17,294	7,767	7,915	1,633	8,738
Total capital improvements, including TI and LC	$ 53,316	$ 33,296	$ 32,202	$ 17,578	$ 45,061
Sq. ft. beginning of period (3)	72,287	70,355	68,861	67,744	66,585
Sq. ft. end of period (3)	72,283	72,287	70,355	68,861	67,744
Average sq. ft. during period (3)	72,285	71,321	69,608	68,303	67,165
Building improvements per average sq. ft. during period	$ 0.01	$ 0.07	$ 0.05	$ 0.03	$ 0.16

(1) Building improvements generally include construction costs, expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

(2) Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

(3) Square feet includes properties held for sale at the end of each period. As of 12/31/2011, there were no properties classified as held for sale.

LEASING SUMMARY (1)

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended				
	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010
Properties	516	516	513	504	496
Total sq. ft. (2)	72,283	72,287	69,044	67,550	65,711
Percentage leased	84.6%	84.1%	84.3%	84.3%	85.7%
Leasing Activity (sq. ft.):					
New leases	1,267	429	518	673	613
Renewals	974	1,484	699	762	1,546
Total	2,241	1,913	1,217	1,435	2,159
% Change in GAAP Rent (3):					
New leases	5%	16%	8%	17%	-7%
Renewals	-5%	-4%	-1%	-3%	-3%
Weighted average	0%	1%	3%	8%	-5%
Capital Commitments (4):					
New leases	$ 32,869	$ 9,544	$ 11,872	$ 10,719	$ 12,788
Renewals	10,045	19,108	6,571	4,066	8,593
Total	$ 42,914	$ 28,652	$ 18,443	$ 14,785	$ 21,381
Capital Commitments per Sq. Ft. (4):					
New leases	$ 25.94	$ 22.25	$ 22.92	$ 15.93	$ 20.86
Renewals	$ 10.31	$ 12.88	$ 9.40	$ 5.34	$ 5.56
Total	$ 19.15	$ 14.98	$ 15.15	$ 10.30	$ 9.90
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	7.6	6.5	7.0	5.7	7.2
Renewals	5.9	8.6	5.6	6.4	6.9
Total	6.9	8.1	6.1	6.0	7.0
Capital Commitments per Sq. Ft. per Year:					
New leases	$ 3.41	$ 3.42	$ 3.27	$ 2.79	$ 2.90
Renewals	$ 1.75	$ 1.50	$ 1.68	$ 0.83	$ 0.81
Total	$ 2.78	$ 1.85	$ 2.48	$ 1.72	$ 1.41

(1) Excludes properties classified in discontinued operations during any of the periods presented, except for 27 properties with 2,881 square feet which were reclassified to continuing operations from discontinued operations during the fourth quarter of 2011.

(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

(3) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

(4) Represents commitments to tenant improvements (TI) and leasing costs (LC).

The above leasing summary is based on leases executed during the periods indicated.



OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE AND MAJOR MARKET

(dollars and sq. ft. in thousands)

Property Type/Market	Total Sq. Ft. As of 12/31/2011	Sq. Ft. Leases Executed During Three Months Ended 12/31/2011		
		New	Renewals	Total
CBD Office	17,819	201	245	446
Suburban Office	22,144	549	506	1,055
Industrial & Other	32,320	517	223	740
Total	72,283	1,267	974	2,241
Metro Philadelphia, PA	5,053	61	9	70
Oahu, HI	17,896	143	26	169
Metro Chicago, IL	3,849	128	-	128
Metro Denver, CO	2,014	42	-	42
Australia	1,756	305	162	467
Metro Washington, DC	1,644	77	20	97
Other markets	40,071	511	757	1,268
Total	72,283	1,267	974	2,241

	As of 9/30/2011	9/30/2011 % Leased (2)	Sq. Ft. Leased (1)			As of 12/31/2011	12/31/2011 % Leased
			Expired	New and Renewals	Acquisitions / (Sales)		
CBD Office	15,642	87.8%	(410)	446	-	15,678	88.0%
Suburban Office	17,173	77.5%	(895)	1,055	-	17,333	78.3%
Industrial & Other	27,998	86.6%	(625)	740	-	28,113	87.0%
Total	60,813	84.1%	(1,930)	2,241	-	61,124	84.6%
Metro Philadelphia, PA	4,190	82.9%	(86)	70	-	4,174	82.6%
Oahu, HI	16,839	94.1%	(150)	169	-	16,858	94.2%
Metro Chicago, IL	3,419	88.8%	(49)	128	-	3,498	90.9%
Metro Denver, CO	1,758	87.3%	(40)	42	-	1,760	87.4%
Australia	1,669	95.0%	(467)	467	-	1,669	95.0%
Metro Washington, DC	1,398	85.0%	(69)	97	-	1,426	86.7%
Other markets	31,540	78.7%	(1,069)	1,268	-	31,739	79.2%
Total	60,813	84.1%	(1,930)	2,241	-	61,124	84.6%

(1) Includes 27 properties with 2,881 square feet reclassified to continuing operations from discontinued operations during the fourth quarter of 2011.

(2) Excludes effects of space remeasurements during the period.



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT

(sq. ft. in thousands)

	Tenant	Sq. Ft. (1)	% of Total Sq. Ft. (1)	% of Annualized Rental Income (2)	Expiration
1	Telstra Corporation Limited	311	0.5%	2.0%	2020
2	U.S. Government (3)	653	1.1%	1.9%	2012 to 2031
3	Expedia, Inc.	357	0.6%	1.8%	2018
4	Office Depot, Inc.	651	1.1%	1.8%	2016 and 2023
5	John Wiley & Sons, Inc.	342	0.6%	1.6%	2017
6	PNC Financial Services Group	593	1.0%	1.6%	2012 to 2021
7	Wells Fargo Bank	567	0.9%	1.5%	2012 to 2022
8	GlaxoSmithKline plc	608	1.0%	1.5%	2013
9	Royal Dutch Shell plc	631	1.0%	1.3%	2012 and 2016
10	The Bank of New York Mellon Corp.	393	0.6%	1.1%	2015 to 2021
11	Jones Day (law firm)	403	0.7%	1.1%	2012 and 2026
12	Ballard Spahr Andrews & Ingersoll (law firm)	269	0.4%	1.0%	2012 and 2015
	Total	5,778	9.5%	18.2%	

(1) Sq. ft. is pursuant to existing leases as of 12/31/2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(2) Annualized rental income is rents pursuant to existing leases as of 12/31/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(3) Including CWH's 21.1% pro rata ownership of GOV as of December 31, 2011, the U.S. Government represents 1,943 sq. ft., or 3.1% of total sq. ft. and 4.9% of total rental income.

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE

(dollars and sq. ft. in thousands)



	Total as of 12/31/2011	2012	2013	2014	2015 and Thereafter
CBD Office:					
Total sq. ft.	17,819				
Leased sq. ft. (1)	15,678	1,407	1,587	1,055	11,629
Percent	100.0%	9.0%	10.1%	6.7%	74.2%
Annualized rental income (2)	$ 449,478	$ 38,380	$ 42,198	$ 29,916	$ 338,984
Percent	100.0%	8.5%	9.4%	6.7%	75.4%
Suburban Office:					
Total sq. ft.	22,144				
Leased sq. ft. (1)	17,333	2,872	2,139	1,702	10,620
Percent	100.0%	16.6%	12.3%	9.8%	61.3%
Annualized rental income (2)	$ 366,779	$ 62,098	$ 41,306	$ 32,616	$ 230,759
Percent	100.0%	16.9%	11.3%	8.9%	62.9%
Industrial & Other:					
Total sq. ft.	32,320				
Leased sq. ft. (1)	28,113	2,026	1,942	2,060	22,085
Percent	100.0%	7.2%	6.9%	7.3%	78.6%
Annualized rental income (2)	$ 165,867	$ 12,393	$ 12,365	$ 15,075	$ 126,034
Percent	100.0%	7.5%	7.4%	9.1%	76.0%
Total:					
Total sq. ft.	72,283				
Leased sq. ft. (1)	61,124	6,305	5,668	4,817	44,334
Percent	100.0%	10.3%	9.3%	7.9%	72.5%
Annualized rental income (2)	$ 982,124	$ 112,871	$ 95,869	$ 77,607	$ 695,777
Percent	100.0%	11.5%	9.8%	7.9%	70.8%

(1) Sq. ft. is pursuant to existing leases as of 12/31/2011 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(2) Annualized rental income is rents pursuant to existing leases as of 12/31/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

THREE YEAR LEASE EXPIRATION SCHEDULE BY MAJOR MARKET

(dollars and sq. ft. in thousands)



	Total as of 12/31/2011	2012	2013	2014	2015 and Thereafter
Metro Philadelphia, PA:					
Total sq. ft.	5,053				
Leased sq. ft. (1)	4,174	358	727	165	2,924
Percent	100.0%	8.6%	17.4%	4.0%	70.0%
Annualized rental income (2)	$ 121,126	$ 10,814	$ 18,653	$ 4,391	$ 87,268
Percent	100.0%	8.9%	15.4%	3.6%	72.1%
Oahu, HI:					
Total sq. ft.	17,896				
Leased sq. ft. (1)	16,858	1,166	520	117	15,055
Percent	100.0%	6.9%	3.1%	0.7%	89.3%
Annualized rental income (2)	$ 75,626	$ 5,457	$ 3,969	$ 575	$ 65,625
Percent	100.0%	7.2%	5.2%	0.8%	86.8%
Metro Chicago, IL:					
Total sq. ft.	3,849				
Leased sq. ft. (1)	3,498	396	103	144	2,855
Percent	100.0%	11.3%	2.9%	4.1%	81.7%
Annualized rental income (2)	$ 109,532	$ 13,558	$ 3,322	$ 4,156	$ 88,496
Percent	100.0%	12.4%	3.0%	3.8%	80.8%
Metro Denver, CO:					
Total sq. ft.	2,014				
Leased sq. ft. (1)	1,760	342	130	85	1,203
Percent	100.0%	19.4%	7.4%	4.8%	68.4%
Annualized rental income (2)	$ 42,620	$ 6,734	$ 4,191	$ 2,812	$ 28,883
Percent	100.0%	15.8%	9.8%	6.6%	67.8%
Australia:					
Total sq. ft.	1,756				
Leased sq. ft. (1)	1,669	90	175	173	1,231
Percent	100.0%	5.4%	10.5%	10.4%	73.7%
Annualized rental income (2)	$ 33,536	$ 925	$ 1,822	$ 1,439	$ 29,350
Percent	100.0%	2.8%	5.4%	4.3%	87.5%
Metro Washington, DC:					
Total sq. ft.	1,644				
Leased sq. ft. (1)	1,426	451	237	93	645
Percent	100.0%	31.6%	16.6%	6.5%	45.3%
Annualized rental income (2)	$ 41,951	$ 16,220	$ 6,673	$ 2,576	$ 16,482
Percent	100.0%	38.7%	15.9%	6.1%	39.3%
Other markets:					
Total sq. ft.	40,071				
Leased sq. ft. (1)	31,739	3,502	3,776	4,040	20,421
Percent	100.0%	11.0%	11.9%	12.7%	64.4%
Annualized rental income (2)	$ 557,733	$ 59,163	$ 57,239	$ 61,658	$ 379,673
Percent	100.0%	10.6%	10.3%	11.1%	68.0%
Total:					
Total sq. ft.	72,283				
Leased sq. ft. (1)	61,124	6,305	5,668	4,817	44,334
Percent	100.0%	10.3%	9.3%	7.9%	72.5%
Annualized rental income (2)	$ 982,124	$ 112,871	$ 95,869	$ 77,607	$ 695,777
Percent	100.0%	11.5%	9.8%	7.9%	70.8%

(1) Sq. ft. is pursuant to existing leases as of 12/31/2011 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(2) Annualized rental income is rents pursuant to existing leases as of 12/31/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Our major U.S. markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu. Our Australia market includes all properties located in Australia.



PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)

	Sq. Ft. Expiring (1)	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring (2)	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2012	6,305	10.3%	10.3%	$ 112,871	11.5%	11.5%
2013	5,668	9.3%	19.6%	95,869	9.8%	21.3%
2014	4,817	7.9%	27.5%	77,607	7.9%	29.2%
2015	4,827	7.9%	35.4%	106,329	10.8%	40.0%
2016	6,436	10.5%	45.9%	102,148	10.4%	50.4%
2017	3,355	5.5%	51.4%	87,896	8.9%	59.3%
2018	3,447	5.6%	57.0%	73,101	7.5%	66.8%
2019	3,723	6.1%	63.1%	45,276	4.6%	71.4%
2020	2,839	4.6%	67.7%	74,140	7.5%	78.9%
2021	2,176	3.6%	71.3%	37,313	3.8%	82.7%
Thereafter	17,531	28.7%	100.0%	169,574	17.3%	100.0%
Total	61,124	100.0%		$ 982,124	100.0%	
Weighted average remaining lease term (in years)	7.9			6.2		

(1) Sq. ft. is pursuant to existing leases as of 12/31/2011 and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(2) Annualized rental income is rents pursuant to existing leases as of 12/31/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.



EXHIBITS

Expedia Building, Bellevue, WA.
Square Feet: 416,503.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)

(amounts in thousands)



EXHIBIT A

	For the Three Months Ended		For the Year Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Calculation of NOI (1):				
Rental income	$ 241,552	$ 200,645	$ 911,948	$ 782,463
Operating expenses	(106,428)	(85,235)	(392,131)	(333,049)
Property net operating income (NOI)	$ 135,124	$ 115,410	$ 519,817	$ 449,414
Reconciliation of NOI to Net Income:				
Property NOI	$ 135,124	$ 115,410	$ 519,817	$ 449,414
Depreciation and amortization	(59,616)	(72,608)	(218,688)	(207,205)
General and administrative	(12,483)	(10,940)	(46,758)	(39,737)
Loss on asset impairment	(1,108)	(106,249)	(10,355)	(127,740)
Acquisition related costs	(351)	(18,588)	(10,073)	(21,553)
Operating income (loss)	61,566	(92,975)	233,943	53,179
Interest and other income	323	924	1,718	2,999
Interest expense	(49,987)	(45,926)	(195,024)	(179,642)
Loss on early extinguishment of debt	(345)	-	(35)	(796)
Equity in earnings of investees	2,987	1,821	11,377	8,464
Gain on issuance of shares by an equity investee	-	-	11,177	34,808
Gain on asset acquisition	-	20,392	-	20,392
Income (loss) from continuing operations before income tax expense	14,544	(115,764)	63,156	(60,596)
Income tax expense	(604)	(221)	(1,347)	(550)
Income (loss) from continuing operations	13,940	(115,985)	61,809	(61,146)
Discontinued operations:				
(Loss) income from discontinued operations	(246)	6,613	5,423	26,223
Loss on asset impairment from discontinued operations	-	(1,524)	-	(1,524)
Loss on early extinghishment of debt from discontinued operations	-	-	-	(248)
Net gain on sale of properties from discontinued operations	1,179	133,200	42,752	137,768
Income before gain on sale of properties	14,873	22,304	109,984	101,073
Gain on sale of properties	-	-	-	34,336
Net income	$ 14,873	$ 22,304	$ 109,984	$ 135,409

(1) Excludes properties classified in discontinued operations.

We calculate NOI as shown above. We define NOI as rental income from real estate less our property operating expenses. We consider NOI to be an appropriate supplemental measure to net income because it helps both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual, regional and company wide property level performance and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components from net income in order to provide results that are more closely related to our properties' results of operations. This measure does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income, net income available for common shareholders or cash flow from operating activities determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, net income available for common shareholders and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.



CALCULATION OF EBITDA

EXHIBIT B

CALCULATION OF EBITDA

(amounts in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Net income	$ 14,873	$ 22,304	$ 109,984	$ 135,409
Plus: interest expense from continuing operations	49,987	45,926	195,024	179,642
Plus: interest expense from discontinued operations	-	1	-	3,791
Plus: income tax expense	604	221	1,347	550
Plus: depreciation and amortization from continuing operations	59,616	72,608	218,688	207,205
Plus: depreciation and amortization from discontinued operations	-	2,920	4,467	16,323
Plus: EBITDA from investees	6,275	5,319	23,557	19,519
Plus: loss on asset impairment from continuing operations	1,108	106,249	10,355	127,740
Plus: loss on asset impairment from discontinued operations	-	1,524	-	1,524
Plus: acquisition related costs from continuing operations	351	18,588	10,073	21,553
Plus: acquisition related costs from discontinued operations	(19)	-	129	7
Plus: loss on early extinguishment of debt from continuing operations	345	-	35	796
Plus: loss on early extinguishment of debt from discontinued operations	-	-	-	248
Less: gain on sale of properties	-	-	-	(34,336)
Less: net gain on sale of properties from discontinued operations	(1,179)	(133,200)	(42,752)	(137,768)
Less: gain on asset acquisition	-	(20,392)	-	(20,392)
Less: equity in earnings of investees	(2,987)	(1,821)	(11,377)	(8,464)
Less: gain on issuance of shares by an equity investee	-	-	(11,177)	(34,808)
EBITDA	$ 128,974	$ 120,247	$ 508,353	$ 478,539

We calculate EBITDA as shown above. We consider EBITDA to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. This measure should be considered in conjunction with net income, net income available for common shareholders and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA differently than we do.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)



		For the Three Months Ended		For the Year Ended	
		12/31/2011	12/31/2010	12/31/2011	12/31/2010
Calculation of FFO:					
Net income		$ 14,873	$ 22,304	$ 109,984	$ 135,409
Plus:	depreciation and amortization from continuing operations	59,616	72,608	218,688	207,205
Plus:	depreciation and amortization from discontinued operations	-	2,920	4,467	16,323
Plus:	loss on asset impairment from continuing operations	1,108	106,249	10,355	127,740
Plus:	loss on asset impairment from discontinued operations	-	1,524	-	1,524
Plus:	FFO from investees	5,419	3,517	19,895	14,819
Less:	gain on sale of properties	-	-	-	(34,336)
Less:	net gain on sale of properties from discontinued operations	(1,179)	(133,200)	(42,752)	(137,768)
Less:	gain on asset acquisition	-	(20,392)	-	(20,392)
Less:	equity in earnings of investees	(2,987)	(1,821)	(11,377)	(8,464)
FFO		76,850	53,709	309,260	302,060
Less:	preferred distributions	(13,823)	(9,732)	(46,985)	(47,733)
FFO available for common shareholders		$ 63,027	$ 43,977	$ 262,275	$ 254,327
Calculation of Normalized FFO:					
FFO		$ 76,850	$ 53,709	$ 309,260	$ 302,060
Plus:	acquisition related costs from continuing operations	351	18,588	10,073	21,553
Plus:	acquisition related costs from discontinued operations	(19)	-	129	7
Plus:	normalized FFO from investees	5,559	4,763	20,734	17,410
Plus:	loss on early extinguishment of debt from continuing operations	345	-	35	796
Plus:	loss on early extinguishment of debt from discontinued operations	-	-	-	248
Less:	early extinguishment of debt settled in cash	-	-	(232)	-
Plus:	average minimum rent from direct financing lease	329	-	1,097	-
Less:	FFO from investees	(5,419)	(3,517)	(19,895)	(14,819)
Less:	interest earned from direct financing lease	(412)	-	(1,448)	-
Less:	gain on issuance of shares by an equity investee	-	-	(11,177)	(34,808)
Normalized FFO		77,584	73,543	308,576	292,447
Less:	preferred distributions	(13,823)	(9,732)	(46,985)	(47,733)
Normalized FFO available for common shareholders		$ 63,761	$ 63,811	$ 261,591	$ 244,714
Weighted average common shares outstanding -- basic		83,722	72,139	77,428	64,703
Weighted average common shares outstanding -- diluted (1)		91,020	79,437	84,726	72,001
FFO available for common shareholders per share -- basic		$ 0.75	$ 0.61	$ 3.39	$ 3.93
FFO available for common shareholders per share -- diluted (1)		$ 0.75	$ 0.61	$ 3.39	$ 3.87
Normalized FFO available for common shareholders per share -- basic		$ 0.76	$ 0.88	$ 3.38	$ 3.78
Normalized FFO available for common shareholders per share -- diluted (1)		$ 0.76	$ 0.88	$ 3.38	$ 3.74

(1) At 12/31/2011, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding gain or loss on sale of properties, plus real estate depreciation and amortization, loss on asset impairment and FFO from equity investees. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs, gains from issuance of shares by equity investees, gain and loss on early extinguishment of debt unless settled in cash, the difference between average minimum rent and interest earned from direct financing lease and the difference between FFO and Normalized FFO from equity investees. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility, term loan agreement and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are FFO and Normalized FFO necessarily indicative of sufficient cash flow to fund all of our needs. We believe FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, net income available for common shareholders and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.



CALCULATION OF CASH AVAILABLE FOR DISTRIBUTION (CAD)

(amounts in thousands, except per share data)

EXHIBIT D

		For the Three Months Ended		For the Year Ended	
		12/31/2011	12/31/2010	12/31/2011	12/31/2010
Normalized FFO available for common shareholders		$ 63,761	$ 63,811	$ 261,591	$ 244,714
Plus:	lease value amortization from continuing operations	2,856	2,116	8,239	6,895
Plus:	lease value amortization from discontinued operations	-	121	241	553
Plus:	amortization of prepaid interest and debt discounts from continuing operations	1,476	1,890	6,943	7,150
Plus:	amortization of prepaid interest and debt discounts from discontinued operations	-	-	-	384
Plus:	distributions from investees	4,179	4,080	16,617	16,119
Plus:	non-cash general and administrative expenses paid in common shares (1)	251	256	1,139	1,034
Plus:	minimum cash rent from direct financing lease	2,025	-	6,704	-
Less:	average minimum rent from direct financing lease	(329)	-	(1,097)	-
Less:	straight-line rent from continuing operations	(7,651)	(4,019)	(30,810)	(11,238)
Less:	straight-line rent from discontinued operations	-	(118)	(664)	(962)
Less:	building improvements	(539)	(10,447)	(11,128)	(15,068)
Less:	total TI and LC	(35,483)	(25,876)	(90,655)	(65,742)
Less:	Normalized FFO from investees	(5,559)	(4,763)	(20,734)	(17,410)
CAD		$ 24,987	$ 27,051	$ 146,386	$ 166,429
Weighted average common shares outstanding -- basic		83,722	72,139	77,428	64,703
CAD per share		$ 0.30	$ 0.37	$ 1.89	$ 2.57

(1) Represents the amortized value of shares issued during the year to Trustees and officers of CWH, and RMR employees, under CWH's equity compensation plan.

We calculate CAD as shown above. We consider CAD to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe CAD provides useful information to investors because CAD can facilitate a comparison of cash based operating performance between periods. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. This measure should be considered in conjunction with net income, net income available for common shareholders and cash flow from operating activities as presented in our Consolidated Statements of Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate CAD differently than we do.

CALCULATION OF CASH AVAILABLE FOR DISTRIBUTION (CAD)



CALCULATION OF DILUTED NET INCOME, FFO, NORMALIZED FFO AND WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

(amounts in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Net income available for common shareholders	$ 1,050	$ 6,651	$ 62,999	$ 81,755
Add -- Series D convertible preferred distributions (1)	6,167	6,167	24,668	24,668
Net income available for common shareholders -- diluted	$ 7,217	$ 12,818	$ 87,667	$ 106,423
FFO available for common shareholders (2)	$ 63,027	$ 43,977	$ 262,275	$ 254,327
Add -- Series D convertible preferred distributions (1)	6,167	6,167	24,668	24,668
FFO available for common shareholders -- diluted	$ 69,194	$ 50,144	$ 286,943	$ 278,995
Normalized FFO available for common shareholders (2)	$ 63,761	$ 63,811	$ 261,591	$ 244,714
Add -- Series D convertible preferred distributions (1)	6,167	6,167	24,668	24,668
Normalized FFO available for common shareholders -- diluted	$ 69,928	$ 69,978	$ 286,259	$ 269,382
Weighted average common shares outstanding -- basic	83,722	72,139	77,428	64,703
Effect of dilutive Series D preferred shares (1)	7,298	7,298	7,298	7,298
Weighted average common shares outstanding -- diluted	91,020	79,437	84,726	72,001

(1) As of 12/31/2011, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares.

(2) See Exhibit C for calculation of FFO available for common shareholders and Normalized FFO available for common shareholders and for a reconciliation of those amounts to net income determined in accordance with GAAP.